Filed by Business Objects, S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 000-31859

     This filing relates to the proposed acquisition by Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”), of Crystal Decisions, Inc., a Delaware corporation (“Crystal Decisions”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 18, 2003, by and among Business Objects, Borg Merger Sub I, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Business Objects (“Merger Sub 1”), Borg Merger Sub II, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Business Objects (“Merger Sub 2”), Borg Merger Sub III, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Business Objects (“Merger Sub 3”), Seagate Software (Cayman) Holdings, an exempted company incorporated in the Cayman Islands (“HoldCo”), and Crystal Decisions (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, filed by Business Objects on July 25, 2003, and is incorporated by reference into this filing.

     In connection with the execution of the Merger Agreement, Business Objects, New SAC, the sole stockholder of HoldCo, and certain stockholders of New SAC, entered into a stockholders agreement (the “Stockholders Agreement”). The Stockholders Agreement is on file with the SEC as an exhibit to the Current Report on Form 8-K, filed by Business Objects on July 25, 2003, and is incorporated by reference into this filing.

     In connection with the execution of the Merger Agreement, Business Objects, Merger Sub 1, Merger Sub 2, Merger Sub 3, and New SAC, entered into a support agreement (the “Support Agreement”). The Support Agreement is on file with the SEC as an exhibit to the Current Report on Form 8-K, filed by Business Objects on July 25, 2003, and is incorporated by reference into this filing.

     In connection with the execution of the Merger Agreement, Business Objects, Merger Sub 1, Merger Sub 2, Merger Sub 3 and HoldCo, entered into a support agreement (the “Company Support Agreement”). The Company Support Agreement is on file with the SEC as an exhibit to the Current Report on Form 8-K, filed by Business Objects on July 25, 2003, and is incorporated by reference into this filing.

     In connection with the execution of the Merger Agreement, Business Objects, Crystal Decisions and certain stockholders of Business Objects entered into voting agreements (the “Voting Agreements”). A form of Voting Agreement is on file with the

SEC as an exhibit to the Current Report on Form 8-K, filed by Business Objects on July 25, 2003, and is incorporated by reference into this filing.

Additional Information About the Proposed Acquisition and Where to Find It

     Business Objects and Crystal Decisions intend to file with the SEC a joint proxy statement/prospectus/information statement and other relevant materials in connection with the proposed acquisition of Crystal Decisions by Business Objects. The joint proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. Investors and security holders of Business Objects and Crystal Decisions are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available because they will contain important information about Business Objects, Crystal Decisions and the proposed acquisition. The joint proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

     Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of stockholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.

     Jonathon Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the joint proxy statement/prospectus/information statement when it becomes available.